UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 15, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company” or “Fusion Fuel”), issued a press release announcing selected financial results for the first quarter ended March 31, 2026, as reported by its subsidiary, Quality Industrial Corp., a Nevada corporation (“QIND”), and providing an update on QIND’s business progress. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding the expected value from the announced new engineering subcontracts, and the delivery of long-term value to shareholders. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, major, irreversible disruptions and damage to the core operations of Al Shola Al Modea Gas Distribution L.L.C., a United Arab Emirates (“UAE”) company, and 51.0%-owned subsidiary of QIND (“Al Shola Gas”), due to ongoing military conflict among Iran, the United States, Israel, and other belligerents; the Company’s ability to support the expansion of the operations of Al Shola Gas; the ability of the parties to the Company’s service contracts to obtain all necessary regulatory and other consents and approvals and to deliver all required products and services in connection with the contemplated projects; the availability of additional financing to QIND from Fusion Fuel, including uncertainty as to the timing and amount of capital raises by Fusion Fuel; the possibility that previous loans from Fusion Fuel will be required to be repaid by QIND; Al Shola Gas’s ability to secure and execute liquified petroleum gas (“LPG”) engineering and distribution projects; Al Shola Gas’s ability to obtain sufficient financing to support operations and growth initiatives; other risks associated with operating internationally, including in the UAE and other foreign jurisdictions; the ability of the Company’s projects to generate the expected free cash flow or net income necessary for the Company to generate the anticipated returns in connection with contemplated projects; fluctuations in demand for LPG engineering and distribution services; the Company’s ability to continue as a going concern and to generate sufficient revenues within one year from the date of filing; regulatory approvals and compliance requirements affecting LPG distribution and engineering services; volatility in energy markets and commodity prices; our goals and strategies; our future business development, financial condition and results of operations; our projected revenues, profits, earnings and other estimated financial information; our ability to secure additional funding necessary for the expansion of our business; the growth of and competition trends in our industry; fluctuations in general economic and business conditions in the markets in which we operate; relevant government policies and regulations relating to our industry; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2026 (the “Annual Report”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Reports. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press Release dated May 15, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: May 15, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer, Interim Chief Financial Officer and Chief Strategy Officer